SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐	No :☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward- looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies. There can be no assurance that actual outcomes will not differ materially from the forward- looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 14 October 2005

* Print the name and title of the signing officer under his signature.

Media Release	Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 14 October 2005

Sir John Anderson to retire as Chief Executive of ANZ
National. Graham Hodges appointed as successor

ANZ today announced that following one of the most successful careers in banking, Sir John Anderson, Chief Executive of ANZ National Bank Limited, has decided to retire.

Mr Graham Hodges, currently ANZ Group Managing Director Corporate and a member with Sir John of the ANZ Management Board, has been appointed as his successor.

Sir John will retire on 31 December 2005. Mr Hodges will join him in New Zealand as Chief Executive Designate from 1 November and formally as Chief Executive of ANZ National  effective 1 January 2006.

ANZ Chief Executive Officer Mr John McFarlane said: “We have been incredibly fortunate to have Sir John lead the integration of The National Bank of New Zealand and ANZ.

“There is no doubt that Sir John’s leadership has been fundamental to the stability of ANZ National’s market share and exceptional staff satisfaction and engagement levels, in addition to his fostering a New Zealand identity within the Bank.”

“I wish Sir John and Lady Carol every success in his retirement, and look forward to Graham building on the solid foundation created by Sir John,” Mr McFarlane said.

Commenting on Mr Hodges, Mr McFarlane said: “Graham has been involved in building one of the most rapidly growing businesses within the ANZ Group. Under his leadership, Corporate has consistently led the market on customer satisfaction, and his staff engagement is among the highest in the Group.

Dr Roderick Deane, ANZ National Bank Chairman, said: “Sir John has decided to retire at the peak of his profession having orchestrated the creation of New Zealand’s largest company and its leading bank. We wish him every success in his retirement and thank him for his outstanding contribution to ANZ.

“As a fellow New Zealander, I also want to acknowledge Sir John’s outstanding contribution to New Zealand during his professional career. Highlights include his leadership in conservation, education and of course in cricket, his life-long passion. I am sure this will continue in his  retirement,” Dr Deane said.

Sir John Anderson’s career in banking spans over 30 years following his role in creating Southpac in 1972. In 1987, Southpac merged with The National Bank of New Zealand, which  Sir John led through successive mergers in the 1990s, culminating in his role in the creation of ANZ National Bank in 2003.

Australia and New Zealand Banking Group Limited ABN 11 005 357 522

His contribution to business and to the New Zealand community have been recognised through numerous honours and awards, including the New Zealand Commemoration Medal in1990, his knighthood in 1994, and the Blake Leadership Award in 2005.

Commenting on the decision Sir John said: “At the time The National Bank of New Zealand was purchased by ANZ in 2003, I indicated that I would lead the new organisation through the business integration process. This process is now finalised and credit must go to the very many people who  ensured this challenging integration phase was successfully completed.

“On a personal note this timing also coincided with my turning 60, which has always been my planned age to retire as an Executive.

“Our people have always been the strength of this organisation and it has been a privilege to lead the team at ANZ National Bank. I owe a great deal of thanks to the many people who, during my 16 years as Chief Executive, have made my time at the Bank very special.

“Our theme of superior customer service in all our brands and the solid platform we have established in the past two years will now see ANZ National Bank going from strength to strength.

“I give my personal best wishes to all staff for every success in the future,” Sir John said.

For media enquiries contact:

In New Zealand	In Australia

Cynthia Brophy	Kate Gore
General Manager Corporate Affairs	Media Relations Manager
Tel: +64-4-802 2382	Tel: +61-3-92736190 or +61-409-655 551
Email: cynthia.brophy@anznational.co.nz	Email: gorek@anz.com

Or

Craig Howie
Senior Manager Corporate Affairs
Tel: +64-4-463 9414 or +64-27-490 9424
Email: howiec@anz.com